Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE SIGNING OF AN AGREEMENT FOR THE
SALE OF UP TO 50% OF THE SHARE CAPITAL OF ELBIT MEDICAL LTD.

Tel Aviv, Israel, August 8, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated July 18, 2018, that it has signed a Share Purchase Agreement (“SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 ordinary shares of Elbit Medical Technologies Ltd. (“Elbit Medical”) (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) (the “Maximum Quantity”) for a price per share of NIS 0.96 ($0.26 based on the NIS-US$ representative rate of exchange as of today) (“Per Share Price”).

Under the terms of the SPA, the SPV is to purchase 11,574,146 shares of Elbit Medical on or before August 27, 2018, which date may be deferred by up to seven (7) days upon the SPV’s prior written request (the: “Initial Closing”).

During the period from the Initial Closing until November 26, 2018, the SPV may purchase additional shares up to the Maximum Quantity (including the shares purchased at the Initial Closing), at the Per Share Price, but it is not obligated to do so.

If, prior to November 26, 2018, the Company receives a binding, irrevocable offer from a third party to acquire Elbit Medical shares for a price per share (the “Offer Price”) at least 7.5% higher than the Per Share Price, then the SPV shall have the right of first refusal (“Right of First Refusal”).

In addition, in such event, the SPV shall have the right to tag-along with such sale of shares to the offeror. In the event that the SPV does not exercise its Right of First Refusal, the SPV shall be entitled to compensation as specified in the SPA.

The parties also entered into a three-year voting agreement (that will become effective only if and to the extent that the SPV will purchase from the Company shares of Elbit Medical that constitutes at least 10% of Elbit Medical’s outstanding share capital) regarding the appointment of directors in the Company.

During the term of the voting agreement, each party shall have a right of first offer with respect to any sale of shares by the other party, subject to certain exceptions.

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to the possibility of completing the transaction with the SPV. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the SPV will be unable to complete the transaction and purchase Elbit Medical shares. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. Any forward-looking statements contained in this press release speaks only as of the date of this press release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this press release will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com